SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



09012168

FORM 11-K

SEC
Mail Processing
Section
JUL 16 2009
Washington, DC
120

**ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

(Mark One):

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from ______ to ______

Commission file number 001-13397

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**CORN PRODUCTS INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
FOR MAPLETON HOURLY EMPLOYEES**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**Corn Products International, Inc.
5 Westbrook Corporate Center
Westchester, Illinois 60154**

REQUIRED INFORMATION

Attached hereto are the Corn Products International, Inc. Retirement Savings Plan for Mapleton Hourly Employees (the "Plan") financial statements for the fiscal year ended December 31, 2008 for the period for which the Plan was in existence. All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because the conditions under which they are required are not present. The Plan is subject to ERISA. In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements prepared in accordance with the financial reporting requirements of ERISA. The Plan is exempt, pursuant to Department of Labor Regulation Section 2520.104-46, from the general requirement under Title I of ERISA that plans be audited each year by an independent qualified public accountant.

CORN PRODUCTS INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
FOR MAPLETON HOURLY EMPLOYEES
December 31, 2008
Index

CORN PRODUCTS INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN FOR MAPLETON HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008

(EMPLOYER IDENTIFICATION NUMBER 22-3514823, PLAN NUMBER 005)

	2008
ASSETS	
Investments, at fair value:	
Plan interest in Corn Products International, Inc. Retirement/Savings Plan Trust (the "Master Trust")	$ 0
Participant loans	0
Total Investments	0
NET ASSETS AVAILABLE FOR BENEFITS	$ 0

The accompanying notes are an integral part of these financial statements.

CORN PRODUCTS INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN FOR MAPLETON HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

(EMPLOYER IDENTIFICATION NUMBER 22-3514823, PLAN NUMBER 005)

	2008
ADDITIONS TO NET ASSETS:	
Investment Income	$ 0
Interest income on participant loans	
Plan interest in net investment income from Master Trust	0
Total investment income	0
Contributions	
Employer contributions	0
Participant contributions	0
Rollover contributions	0
Total contributions	0
Total additions	0
DEDUCTIONS FROM NET ASSETS:	
Benefits paid to participants	0
Administrative expenses	0
Total deductions	0
NET ASSETS, BEGINNING OF YEAR	0
NET ASSETS, END OF YEAR	$ 0

The accompanying notes are an integral part of these financial statements.

CORN PRODUCTS INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN FOR MAPLETON HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

Notes to Financial Statements

1. Description of Plan

General
The following brief description of the Corn Products International, Inc. Retirement Savings Plan for Mapleton Hourly Employees (the "Plan") is provided for general information purposes only. Participants should refer to the plan document or the summary plan description for more complete information. The Plan is a defined contribution plan for certain eligible hourly employees of the Mapleton facility of Corn Products International, Inc. (the "Company"). The Plan allows employees to set aside part of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was adopted effective May 1, 2008, although the Plan did not have any participants or hold any assets during the 2008 Plan year.

Fidelity Management Trust Company (the "Trustee") will hold the Plan's investments and executes investment transactions through the trust established pursuant to the Plan.

Contributions
Participants may contribute between 1% and 16% of their gross annual compensation on a before-tax basis, after-tax basis, or combination of both, subject to the limits imposed by the Internal Revenue Code ($15,500 for 2008). The Plan also permits participants to make rollover contributions in accordance with the Internal Revenue Code. At the direction of participants, contributions are invested by the Trustee into the funds the participant has elected.

The Company makes a matching contribution to the Plan of an amount equal to 100% of the first 6% of salary that the employee has elected to contribute. In addition, the Company makes a service award contribution on behalf of each participant who has completed a specified number of years of service. Service award contributions are earned for each five-year period of completed service and are equal to the number of years of completed service times the Company's average stock trading price during the period. Also, the Company may elect to make an additional Profit Sharing Contribution on behalf of its eligible employees. Company contributions are 100% vested after three years of service. Service award contributions are always fully vested.

Participants may direct the investment of their contributions and employer contributions into various investment options offered by the Plan.

Participant Accounts
Individual account balances are maintained for each participant. Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances. Forfeited balances of terminated participants' nonvested accounts are used to reduce further Company contributions. As of December 31, 2008, no forfeitures were available. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants have a fully vested interest in all contributions made by them and in the Plan's earnings/losses on those contributions at all times.

Participant Loans
Participants are permitted to obtain loans from their Plan accounts while employed by the Company. In general, the amount of the loan may not exceed the lesser of $50,000 reduced by the highest outstanding loan balance in a participant's vested account during the prior 12-month period, or 50% of their vested account balance. The minimum loan amount is $1,000. Loan transactions are treated as a transfer between the investment funds and the loan fund. The loans bear a rate of interest equal to the prime rate as published in the Wall Street Journal at the time of the request plus one percent. Loans are repaid through monthly payroll deductions and repayments are reinvested into the participant's account according to the current investment election.

Payment of Benefits
Upon retirement, death, or termination, the participant's benefit will be paid in a lump sum. Under certain circumstances, participants may withdraw their before-tax contributions during their employment with the Company. Withdrawals may be made in the event of a financial hardship, as defined in the Plan, or after attainment of age 59 ½.

Administrative Expenses
Certain trustee fees and administrative expenses are paid by the Company.

2. Tax Status

The Plan has applied for a determination letter from the Internal Revenue Service. Although the Plan has not yet received a favorable determination letter, Plan management believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will be 100% vested in their accounts.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CORN PRODUCTS INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN FOR MAPLETON HOURLY EMPLOYEES

By: 

Name: John Surowiec
Title: Plan Administrator
Date: July 16, 2009